UNITED STATES OIL FUND, LP
April 7, 2006
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton

Re:	United States Oil Fund, LP Registration Statement on Form S-1 (File No. 333-124950) and Form 8-A (Registration No. 001-32834)
Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, as amended, United States Oil Fund, LP (the “Company”) respectfully requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Form S-1”), to 1:30 P.M. on April 7, 2006, or as soon as thereafter as practicable.
     Also, in accordance with Section 12(g) of the Securities Exchange Act of 1934, as amended, and the General Instructions to Form 8-A, the Company respectfully requests that the above-referenced Form 8-A become effective upon the effectiveness of the Form S-1.
     In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Form S-1, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Form S-1;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form S-1 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-1; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED STATES OIL FUND, LP
By:	/s/ Nicholas Gerber
	Name:	Nicholas Gerber
	Title:	Chief Executive Officer and President